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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            FOR THE MONTH OF MAY 2001



                              WILLIS GROUP LIMITED
                 (Translation of registrant's name into English)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                   Form 20-F   [X]            Form 40-F   [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [ ]          No  [X]

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     .)



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16 MAY 2001

           WILLIS GROUP HOLDINGS LIMITED FILES REGISTRATION STATEMENT
                   FOR INITIAL PUBLIC OFFERING OF COMMON STOCK

Willis Group Holdings Limited, the parent of the Willis Group, today filed a registration statement with the Securities and Exchange Commission relating to the initial public offering of 20,000,000 shares of its common stock. The company has also granted to the underwriters an option to purchase up to 3,000,000 additional shares to cover over-allotments.

All of the shares will be sold by the company, which intends to use the proceeds to redeem preference shares of TA II Limited, one of its subsidiaries, or repurchase senior subordinated notes of Willis North America, another of its subsidiaries, or both. Salomon Smith Barney is serving as bookrunning manager for the offering; JP Morgan, Morgan Stanley & Co., Bank of America Securities LLC, Merrill Lynch & Co. and UBS Warburg will be the co-managers. Copies of the preliminary prospectus related to the offering, when available, may be obtained from Salomon Smith Barney, Brooklyn Army Terminal, 140 58th Street, 5th Floor, Brooklyn, NY 11220 (telephone: 718-765-6732).

Willis Group Limited is the world's third largest insurance broker. It provides specialized risk management advisory and other services on a global basis to clients in various industries, including the construction, aerospace, marine and energy industries.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         WILLIS GROUP LIMITED

                                         By:         /s/ Mary E. Caiazzo
                                            ------------------------------------
                                            Mary E. Caiazzo
                                            Assistant Secretary

Date:  May 16, 2001